UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 20, 2012, entitled "Marit Arnstad leaves the board in Statoil".

Marit Arnstad leaves the board in Statoil

Marit Arnstad has informed that she will resign from her position as deputy chair and member of the board of directors in Statoil ASA (OSE: STL, NYSE: STO) with immediate effect.

The nomination committee in Statoil will start its search for a new board member, and the corporate assembly will make a by-election when the nomination committee's recommendation is ready. Olaug Svarva is chair of the nomination committee in Statoil.

Contacts:

Investor relations
Hilde Merete Nafstad, senior vice president, investor relations
Tel: +47 95783911

Media
Jannik Lindbæk Jr, vice president, media relations
Tel: +47 97755622

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 20, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer